Via Facsimile and U.S. Mail
Mail Stop 6010

April 2, 2009

Mr. Mark R. Schonau
Champions Biotechnology, Inc.
Chief Financial Officer
Science and Technology Park at Johns Hopkins
855 N. Wolfe Street
Baltimore, MD 21205

> **Re:** **Champions Biotechnology, Inc**
> **Item 4.01 Form 8-K**
> **Filed March 26, 2009**
> **File No. 000-17263**

Dear Mr. Schonau:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Tabatha Akins
Staff Accountant